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                                                             EXHIBIT (a)(10)(A)

SUPREME COURT OF THE STATE OF NEW YORK
COUNTY OF NEW YORK

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CRANDON CAPITAL PARTNERS,
individually  And                                     Index No.
On Behalf Of A Class Of Persons                       600007/2001
Similarly Situated,

                              Plaintiff,              JURY TRIAL DEMANDED

      - against -

SOICHIRO FUKUTAKE, JAMES KAHL,
LAURENCE M. BERG, TAKURO ISODA,
EDWARD G. NELSON, ROBERT L. PURDUM,
ANTONY P. RESSLER, HENRY D. JAMES,
JAMES LEWIS, BERLITZ INTERNATIONAL INC., and BENESSE CORPORATION,

                              Defendants.
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                             CLASS ACTION COMPLAINT
                             ----------------------

         Plaintiff, individually and on behalf of all other persons similarly situated, by its undersigned attorneys, for its consolidated class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief as to all other matters, based upon, inter alia, the investigation made by and through its attorneys, which investigation included, among other things, a review of the public documents, published reports and news articles, as follows:

                              NATURE OF THE ACTION
                              --------------------

         1. Plaintiff brings this action on behalf of itself and the public shareholders of defendant Berlitz International Inc. ("Berlitz" or the "Company") to enjoin a proposed coercive, deceptive and fraudulent minority freeze out ("the buy out") of the public shareholders of via an inadequate offer by defendant Benesse

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Corporation ("Benesse"), its wholly-owned subsidiary, Benesse Holdings
International Inc., a Delaware corporation, ("Benesse Holdings") and other affiliates, or in the alternative, to obtain rescission or damages if the buy out is consummated.

         2. Defendant Benesse, which owns approximately 76% of Berlitz seeks to eliminate the public shareholders of Berlitz by acquiring the remaining shares of the Company that it does not own at a grossly inadequate price of $12.00 per share. Defendant Berlitz is controlled by its majority shareholder. The Director Defendants identified below owe the highest fiduciary duty to be scrupulously fair in their dealings with the minority shareholders of Berlitz. The proposed buy out constitutes self dealing, deception, unfair dealing, overreaching and a breach of fiduciary duty to Berlitz's minority shareholders.


                                  THE PARTIES
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         3. Plaintiff owns shares of Berlitz stock and has held such shares up to and including the announcement of the proposed buy out.

         4. Defendant Berlitz is a New York corporation with its principal place of business at 400 Alexander Park, Princeton, New Jersey. Berlitz is a language services firm engaged in language instruction and transaction services. As of November 10, 2000, Berlitz had approximately 9,500,000 shares outstanding, which are traded on the New York Stock Exchange.

         5. Defendant Benesse is organized under the laws of Japan. Defendant Benesse, by reason of its majority ownership and


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control of Berlitz, is in a fiduciary relationship with plaintiff and the other public shareholders of Berlitz, and owes to them the highest obligations of good faith, loyalty and fair dealing and to avoid self-dealing transactions which benefit themselves at the expense of the other shareholders of the Company. Defendant Benesse is sued herein because it has breached these fiduciary duties.

         6. Defendant Soichiro Fukutake ("Fukutake") is Chairman of the board of directors of the Company. Fukutake is also the President of Benesse and owns more than 16 million shares of the 100 million shares of Benesse's outstanding stock. Fukutake owns approximately 8.9 million shares of Berlitz.

         7. Defendant James Kahl ("Kahl") is Vice Chairman of the board of directors of the Company.

         8. Defendant Laurence M. Berg ("Berg") is a director of the Company. Berg has been associated with Apollo Advisors, L.P., a private securities investment fund since 1992.

         9. Defendant Takuro Isoda ("Isoda") is a director of the Company.

         10. Defendant Edward G. Nelson ("Nelson") has been a director of the Company since 1993.

         11. Defendant Robert L. Purdum ("Purdum") has been a director of the Company since 1994.

         12. Defendant Antony P. Ressler ("Ressler") has been a director of the Company since 1994. Ressler co-founded Apollo Advisors, L.P. in 1990.


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         13. Defendant Henry D. James ("James") has been a director of the
Company since 1995. He is an Executive Vice President and Chief Financial Officer of the Company.

         14. Defendant James Lewis ("Lewis") has been a director of the Company since 1999. Lewis is an Executive Vice President and Chief Operating Officer of the Company.

         15. The defendants listed in paragraphs 6 through 14 are hereinafter referred to as the "Individual Defendants." The Individual Defendants, by reason of their corporate directorship and/or executive positions, are fiduciaries to and for the Company's shareholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company's shareholders.

         16. Each Individual Defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company, and the liability of each arises from the fact that he has engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

                            CLASS ACTION ALLEGATIONS
                            ------------------------


         17. Plaintiff brings this action on its own behalf and as a class action on behalf of all Berlitz shareholders as of December 29, 2000 and their successors in interest (the "Class"), who are or will be deprived of their equity interest in Berlitz at an unfair price under the proposed buy out of the Company's public shareholders through the wrongful acts described herein. Excluded


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from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with defendants.

     18. This action is properly maintainable as a class action pursuant to CPLR 901 for the following reasons:

          a. The Class of Berlitz shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. There are more than 9.5 million shares of the Company's stock outstanding, approximately 24% of which are held by the public.

          b. There are thousands holders of record of the Company's common stock, hundreds of which were holders of record in the United States. The exact current number of Class members is unknown to plaintiff at this time and can only be ascertained through appropriate discovery.

          c. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting only individual members. The common questions include, inter alia, the following:

               (1) whether defendants have engaged in a plan and scheme to deceive and coerce the minority public shareholders of Berlitz to sell their shares at a grossly inadequate price and to enrich themselves at the expense of these public minority shareholders;

               (2) whether the proposed freeze-out is grossly unfair to the Company's minority public shareholders;

               (3) whether defendants have engaged and are continuing to engage in a plan and scheme to

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          eliminate the Company's minority public shareholders through unfair means and devices;

               (4) whether defendants are engaged in self-dealing by reason of the proposed acquisition;

               (5) whether the directors of the Company are independent of Benesse or have a disabling conflict of interest;

               (6) whether plaintiff and the other members of the Class would be irreparably damaged were the transactions complained of herein consummated; and

               (7) whether defendants have breached the fiduciary and other common law duties owed by them to plaintiff and the other members of the Class.

          d. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                            SUBSTANTIVE ALLEGATIONS

     19. On December 29, 2000, the Company announced that Benesse and certain affiliates including defendant Fukutake, the Company's Chairman of the board would acquire all of the outstanding shares of Berlitz it did not already own. Under the proposal, Berlitz shareholders would receive $12.00 in cash per share. The announcement was made together with the Company's restructuring plan that will reduce its fourth-quarter earnings and

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the size of its staff. The Company said it would report a pre-tax charge for restructuring and other unusual items of $17 million.

     20. In response to the announcement of the offer, Berlitz stock rose 6 cents per share to $8.06.

     21. The offered consideration is grossly inadequate and unfair in light of the Company's future prospects and the current and projected market value of Berlitz's shares. As recently as November 14, 2000, in announcing the Company's third quarter earnings, defendant Kahl stated: "[t]his way a very good quarter for us, both in terms of revenue growth and improved operating profit." He further stated, "[w]e are encouraged by this and will work to continue this trend . . . ."

     22. Obtaining control over the Company will provide substantial financial benefits to Benesse and Fukutake, which benefit is not reflected in the buy out offer to be made to Berlitz's minority shareholders. Thus, Benesse is seeking to eliminate Berlitz's public shareholders at a grossly inadequate and unfair price.

     23. Defendants Benesse as the majority controlling shareholders of the Company and the Individual Defendants, owe the Company's minority public shareholders the highest duty of loyalty, honesty and fairness. These defendants have breached their fiduciary duties to the minority shareholders by not having AXA Group offer a fair price to the minority.

     24. Because Benesse owns a majority of the equity of Berlitz, it would be practically impossible for any other bidder to

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fairly bid for control of Berlitz without its consent and cooperation.

     25. The proposed consideration to be paid to the public shareholders is grossly unfair, inadequate and substantially below the fair or inherent value of Berlitz. Its value is materially greater than the consideration being offered, taking into account the Company's financial results, the strength of its business, its future prospects, its assets and earnings power, as well as its market price.

     26. The proposed transaction will deny plaintiff and other Class members their rights to share proportionately in the true value of Berlitz's assets and future growth in profits and earnings. Benesse intends to appropriate these assets and the ongoing business for themselves at a price which is substantially less than its fair market value.

     27. The proposed consideration is not the result of arm's-length negotiations and is not based upon an independent evaluation of the current value of the Company's assets or business, but was fixed arbitrarily as part of defendant's unlawful plan and scheme to obtain Berlitz at the lowest possible price.

     28. Defendants are not acting in good faith toward plaintiff and the Class; have breached and are breaching their fiduciary duties to plaintiff and the Class; and have willfully participated in unfair dealing toward plaintiff and the Class.

     29. As a result of the actions of the defendants, plaintiff and other members of the Class have been and will be

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damaged in that they are the victims of unfair dealing and are not receiving the fair value of their interests in the Company.

     30. Unless enjoined by this Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the Class, and will succeed in their plan to enrich themselves by excluding plaintiff and other members of the Class from their fair proportionate share of the Company, all to the irreparable harm of plaintiff and the Class.

     31. The acts and transactions causing injury to plaintiff and the Class have occurred and will occur in this district if the proposed merger is consummated.

     32. Plaintiff and the Class have no adequate remedy at law.

     WHEREFORE, plaintiff, on behalf of itself and the Class, pray for judgment and relief as follows:

     A. Declaring this action to be a proper class action and certifying plaintiff as the representative of the Class;

     B. Declaring that defendants have committed a gross abuse of trust and have breached their fiduciary and other duties to plaintiff and other members of the Class;

     C. Enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating or closing the proposed buy out;

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     D. In the event the proposed buy out is consummated, rescinding it and setting it aside or granting plaintiff and the other members of the Class rescissionary damages;

     E. Requiring defendants to account to plaintiff and the Class for all profits obtained from the breaches of fiduciary duty alleged herein;

     F. Awarding plaintiff and the Class compensatory damages, together with appropriate prejudgment interest at the minimum rate allowable by law;

     G. Awarding plaintiff and the Class their costs and expenses for the litigation, including reasonable attorneys' fees and other disbursements; and

     H. Granting such other and further relief as this Court deems to be necessary and appropriate.

Dated:  New York, New York
        January 2, 2001

                                          WECHSLER HARWOOD HALEBIAN
                                             & FEFFER LLP

                                     By:  /s/ Robert I. Harwood
                                          ---------------------------------
                                          Robert I. Harwood
                                          488 Madison Avenue, 8th Floor
                                          New York, NY 10022
                                          (212) 935-7400

                                          Attorneys for Plaintiff


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